UNITED STATES SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C.  20549

FORM 15

CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION
UNDER SECTION 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934 OR
SUSPENSION OF DUTY TO FILE REPORTS UNDER SECTIONS 13 AND 15(d)
OF THE SECURITIES EXCHANGE ACT OF 1934

Commission File Number	Exact name of registrants as specified in their charters, state of organization, address of principal executive offices and registrants' telephone number	IRS Employer Identification Number

333-52397	ESI TRACTEBEL ACQUISITION CORP. (a Delaware corporation)	65-0827005
333-52397-01	NORTHEAST ENERGY, LP (a Delaware limited partnership)	65-0811248

c/o NextEra Energy Resources, LLC
700 Universe Boulevard
Juno Beach, Florida 33408
(561) 691-7171

7.99% Secured Bonds due 2011, Series B
(Title of each class of securities covered by this Form)

None
(Title of all other classes of securities for which a duty to file reports under section 13(a) or 15(d) remains)

Please place a check mark in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a)(1)	☐	Rule 12h-3(b)(1)(i)	☑	Rule 15d-6	☐
Rule 12g-4(a)(2)	☐	Rule 12h-3(b)(1)(ii)	☐

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Approximate number of holders of record as of the certification or notice date:  None

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, each of ESI Tractebel Acquisition Corp., and Northeast Energy, LP (“Registrants”), has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

Date:  July 28, 2010

MARK R. SORENSEN
Mark R. Sorensen
Vice President and Treasurer of ESI Northeast Energy GP, Inc.
Treasurer of ESI Tractebel Acquisition Corp.
(Principal Financial and Principal Accounting Officer of the Registrants)